(d)(20)(i)

AMENDED SCHEDULE A

to the

EXPENSE LIMITATION AGREEMENT

VOYA MUTUAL FUNDS

OPERATING EXPENSE LIMITS

The Operating Expense Limit and the expiration date of the initial term for each class of the below listed Funds shall be the average annual net assets of each class of such Funds multiplied by the percentage set forth below for such class:

	Maximum Operating Expense Limit (as a percentage of average net assets)
Name of Fund*	Class A	Class B	Class C	Class I	Class W
Voya Global Value Advantage Fund (formerly, Voya International Value Equity Fund(1))	1.35%	2.10%	2.10%	1.10%	1.10%
Term Expires March 1, 2017

* This Agreement shall renew automatically for one-year terms with respect to a Fund unless otherwise terminated in accordance with the Agreement.

/s/ HE
HE

Effective Date: March 1, 2015 in connection with the proposed merger of Voya Global Natural Resources Fund with and into Voya Global Value Advantage Fund, formerly, Voya International Value Equity Fund.

(1)  With respect to classes A, B, C, and Q of Voya Global Value Advantage Fund (formerly, Voya International Value Equity Fund), the Distributor will waive the distribution and/or service fees otherwise payable to it under the Underwriting Agreement in amounts up to 0.25%, computed based on each class’ average daily net assets.  The amount of distribution and/or service fees that the Distributor will waive during any given period with respect to a class of shares of Voya Global Value Advantage Fund will be the amount necessary to achieve the expense limit for that class reflected in this Agreement, after taking into account any advisory fees waived or reimbursed by the Investment Manager for that class during that period.  The amounts waived by the Distributor in any given period will not exceed 0.25% of the distribution and/or service fees otherwise receivable by the Distributor.